SANDSTORM GOLD PROVIDES ASSET UPDATES

Vancouver, British Columbia — April 12, 2018 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to provide recent updates from the Company’s royalty properties.

“The assets in Sandstorm’s portfolio continue to report exploration success; which is resulting in resource growth and mine life extension,” said President & CEO Nolan Watson. “We are working diligently to deploy our capital into royalty acquisitions that will continue to add to our stable cash flow base, improve our industry leading growth profile and increase the exploration upside for our shareholders.”

—Yamana Contemplates Plant Expansion at Chapada

Yamana Gold Inc. (“Yamana”) continues to discover additional resources at the producing Chapada mine in Brazil and as a result has begun examining a potential plant expansion that would increase the processing rate from 23 million tonnes per annum (“Mtpa”) to a rate of up to 32 Mtpa. Yamana filed an updated NI 43-101 Technical Report on the Chapada mine during the first quarter of 2018 which outlined a life of mine plan for 29 years of copper and gold production.

Yamana has also made updates to the processing plant at Chapada in order to improve recoveries. Most recently a cleaner circuit expansion was commissioned to provide flexibility in processing various ore types. The upgrade has demonstrated improvements to both gold and copper recovery at higher processing rates, and while processing lower grade ores.

For more information, visit the Yamana website at www.yamana.com and see press releases dated February 15, 2018 and March 29, 2018.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When Yamana has delivered 39 million pounds of copper to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper.

—Equinox Gold Releases Drill Result of 84.3 g/t Gold over 21.0 Metres at Aurizona

Equinox Gold Corp. (“Equinox Gold”) has released positive drill results from near-mine exploration drilling at the Aurizona gold mine in Brazil. Broad intervals of gold mineralization were intersected near surface at the Genipapo, Micote, and Mestre Chico targets. Equinox Gold tested six near-mine exploration targets with 45 holes totaling 5,500 metres. Highlights from recent drill results include:

Genipapo:

•	BRAZD552: 6.0 metres of 1.9 grams per tonne (“g/t”) gold from 80.0 metres; and
•	BRAZD626: 60.0 metres of 1.2 g/t gold from 1.0 metre.

Micote:

•	BRAZD554: 9.0 metres of 3.3 g/t gold from 48.0 metres and 11.0 metres of 1.9 g/t from 110.0 metres; and
•	BRAZD612: 21.0 metres of 84.3 g/t gold from 5.0 metres, including 1.0 metre of 1,005.0 g/t gold.

Mestre Chico:

•	BRAZD600: 30.0 metres of 1.1 g/t gold from 21.0 metres; and
•	BRAZD615: 16.0 metres of 1.6 g/t gold from 40.0 metres and 5.0 metres of 8.5 g/t gold from 110.0 metres.

Construction activities continue to progress at Aurizona and Equinox remains on track to pour gold by the end of 2018. Overall project construction is more than 35% complete and the engineering, procurement and construction management activities are 45% complete. The plant refurbishment and tailings facility raise are substantially complete and the ball and SAG mills are expected to be delivered in June.

True widths of the mineralized intervals are interpreted to be 60% - 90% of the reported lengths. For more information and complete drill results, visit the Equinox Gold website at www.equinoxgold.com and see the press releases dated March 5, 2018, March 8, 2018 and April 2, 2018.

Sandstorm has a 3% - 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a 190,073 hectare package of exploration ground adjacent to the Aurizona project. An exploration agreement with AngloGold Ashanti Limited (“AngloGold”) was announced in 2016, whereby AngloGold may invest US$14 million in exploration to earn a 70% interest in Aurizona Greenfields.

—Metanor Intercepts 50.9 g/t Gold over 4.8 Metres at Bachelor Lake and 18.9 g/t Gold over 1.6 Metres at Barry

Metanor Resources Inc. (“Metanor”) has announced that the ongoing underground development at the Bachelor Lake mine in Québec has successfully reached the two known Moroy veins at level 11. Exploration drilling is ongoing at Moroy and recent results have extended the continuity of the mineralized structures in all directions. Highlighted drill results from the Moroy Zone include:

•	MY18-017: 4.4 metres of 5.6 g/t gold from 266.3 metres;
•	MY18-032: 2.0 metres of 9.2 g/t gold from 104.6 metres; and
•	MY18-034: 4.8 metres of 50.9 g/t gold from 264.6 metres.

At the Barry project, located 65 kilometres to the south of the Bachelor Lake mine, drilling has intersected high grade gold mineralization at the new Bart Zone, which is 3.5 kilometres west of the Barry deposit. Metanor began drilling at the Bart zone in late 2017 and has completed 2,985 metres of drilling within 12 holes. The program was designed to test historical gold sampling completed in the 1990’s and the exploration team at Metanor has identified gold-bearing shears and veins that are present within the mafic intrusive host rock at Bart. Highlighted drill results from the Bart zone include:

•	BEO-17-79: 0.5 metres of 119.0 g/t gold from 189.7 metres; and
•	BEO-17-80: 1.6 metres of 18.9 g/t gold from 150.4 metres.

True widths are estimated to range between 70% - 90% of core lengths at Moroy and 70% - 95% of core lengths at Barry. Grades were uncapped at both Moroy and Barry. For more information and complete drill results, visit the Metanor website at www.metanor.ca and see the press releases dated March 1, 2018 and April 9, 2018.

Sandstorm amended the Bachelor Lake gold stream with Metanor on October 1, 2017.  Sandstorm will receive a minimum of 1,500 ounces of gold per quarter until 12,000 ounces of gold have been delivered and then the gold stream will convert to a 3.9% NSR royalty. In addition to this, Sandstorm holds a 1.0% NSR royalty on Bachelor Lake. At Barry, Sandstorm has a NSR royalty of 3.9% - 4.9%.

—Sandstorm Acquires Royalties on Exploration Properties in Canada, Mexico and Peru

During the last quarter of 2017 and the first quarter of 2018, Sandstorm acquired 11 royalties and an option to acquire one additional royalty on exploration-stage projects located in Canada, Mexico and Peru. The total consideration paid for the 11 royalties was C$1,700,000 and with these acquisitions, Sandstorm now has 178 royalties in its portfolio. A complete list of the royalties acquired is below:

Project	Owner/ Partner	Country	Stage	NSR Royalty
Baffin	Kivalliq Energy Corporation	Canada	Exploration	1.50-1.75%
Yauco	Goldplay Exploration Ltd.	Mexico	Exploration	1.0%
Vila Union	Goldplay Exploration Ltd.	Mexico	Exploration	1.0%
El Placer	Goldplay Exploration Ltd.	Mexico	Exploration	1.0%
Azucena	Pucara Resource Corp.	Peru	Exploration	1.0%
Capricho	Pucara Resource Corp.	Peru	Exploration	1.0%
Lourdes	Pucara Resource Corp.	Peru	Exploration	1.0%
Pacaska	Pucara Resource Corp.	Peru	Exploration	1.0%
Paco Orco	Pucara Resource Corp.	Peru	Exploration	1.0%
Pucapaca	Pucara Resource Corp.	Peru	Exploration	1.0%
Santo Tomás	Pucara Resource Corp.	Peru	Exploration	1.0%

Baffin Gold Project - Kivalliq Energy Corporation

Sandstorm acquired a 1.50% - 1.75% NSR royalty on the Baffin project located in Nunavut, Canada for consideration of C$600,000. The project is owned by Kivalliq Energy Corporation (“Kivalliq”) and is over 4,000 square kilometres in size. More than US$25 million was spent on the property between 2001-2011 by previous operators including BHP-Billiton Ltd., Falconbridge Ltd. and AngloGold Ashanti.

Baffin hosts high-grade gold occurrences in multiple geological settings, with anomalous gold found in till and rock samples along a 140 kilometre strike length. Most areas have not yet been tested by drilling. Kivalliq has obtained a database of historic exploration and geoscience data from the property and in 2017 conducted a $775,000 exploration program that focused on corroborating the historical results through geological mapping, prospecting, and geochemical rock and till sampling. Infrastructure at the Baffin project includes an existing camp, tidewater access and two 1,200 metre airstrips.

For more information, visit the Kivalliq website at www.kivalliqenergy.com and see the press releases dated October 25, 2017 and March 27, 2018.

Goldplay Exploration Ltd.

Sandstorm acquired 1.0% NSR royalties from Goldplay Exploration Ltd. (“Goldplay”) on the Yauco, Villa Union, and El Placer projects located in the State of Sinaloa in Mexico. As part of the transaction, Sandstorm also acquired the option to purchase a 1.0% NSR royalty on Goldplay’s El Habal project in Mexico. Consideration paid for the three royalties and option agreement totaled C$100,000. The El Habal, Yauco and Villa Union projects are located in the Rosario Mining District and the El Placer project is located in the Concordia Mining District. Goldplay recently completed ground geophysical surveys at the El Habal project that identified 15 new drilling targets and ongoing exploration is focused on defining new mineralized zones through surface trenching, underground mapping, channel sampling, ground geophysics and drilling. Goldplay has planned a 4,000 metre drilling program  at El Habel for the second quarter of 2018.

For more information, visit the Goldplay website at www.goldplayexploration.com and see the press releases dated March 6, 2018, March 8, 2018 and April 5, 2018.

Pucara Resources Corp.

Sandstorm acquired 1.0% NSR royalties on seven projects owned by Pucara Resources Corp. (“Pucara”) in southern Peru for consideration of C$1,000,000. Pucara is a Peruvian focused precious metals explorer and project generator.

In February 2018, Pucara announced that they had entered into a joint venture agreement with IAMGOLD Corporation (“IAMGOLD”), to explore the Los Tambos project. IAMGOLD may earn a 60% interest in the property by spending US$4.0 million on the project and making US$500,000 in payments to Pucara over the next four years. IAMGOLD is assessing the Los Tambos property and finalizing a drill program that is expected to commence once the permits are granted.

Pucara raised C$4.2 million in late 2017 through a private placement and their shareholder base includes Sandstorm, Resource Capital Funds and Exploration Capital Partners. Pucara will use part of the proceeds from the private placement to fund drill programs at the Pacaska and Lourdes projects. Pucara is working towards a public listing in 2018.

For more information, visit the Pucara website at www.pucara.ca and see the press release dated February 28, 2018.

—Rambler Releases an Updated Technical Report Demonstrating a Profitable 20-Year Operating Life at the Ming Mine

Rambler Metals and Mining plc (“Rambler”) reported that it has completed a new mineral resource and reserve estimate for the Ming copper-gold mine resulting in a life of mine plan of more than 20 years. Production is expected from both the high-grade Massive Sulphide Zone and the Lower Footwall Zone (“LFZ”) at an average throughput of 1,250 tonnes of ore per day. The mineral resource gold grade has improved by 14% as a result of an extensive diamond drilling program in the LFZ.

Rambler is planning to accelerate their exploration efforts at the LFZ as the drill intersections outside of the resource model have confirmed that the mineralization in the LFZ improves in grade and continuity at depth.

For more information, visit the Rambler website at www.ramblermines.com and see the press release dated March 5, 2018.

Sandstorm has a gold stream agreement with Rambler to receive 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter from the Ming mine.

—Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 178 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit:  www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated

mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178